Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-159612), and to the use in this Annual Report on Form 40-F of Central GoldTrust for the year ended December 31, 2009, of our reports dated February 10, 2010, with respect to the financial statements of Central GoldTrust and the effectiveness of internal control over financial reporting of Central GoldTrust.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 10, 2010